EXHIBIT 1

CASA MUNRAS HOTEL PARTNERS, L.P.
8885 Rio San Diego Drive, Suite 220
San Diego, California 92108-1626

November 27, 2001

Mr. David J. Hamann
Deloitte & Touche LLP
701 B Street
Suite 1900
San Diego, CA 92101-8198

Dear Mr. Hamann:

Please accept this letter as notification of your termination as the independent auditor for Casa Munras Hotel Partners, L.P. effective November 27, 2001.

As you are aware, we have a long-term relationship with William H. Ling, Certified Public Accountant and have decided to engage William H. Ling, Certified Public Accountant concurrent with your termination.

Thank you for your many years of service, always conducted in a professional manner.

Very truly yours,

CASA MUNRAS GP, LLC

/s/ JOHN F. ROTHMAN

John F. Rothman Managing Member